SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Amendment No. 3

Under the Securities Exchange Act of 1934

OCI Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67081B 106

(CUSIP Number)

Kirk H. Milling

Five Concourse Parkway

Suite 2500

Atlanta, Georgia 30328

Telephone: (770) 375-2300

with a copy to:

David K. Cho

Dechert

27th Floor, Henley Building

5 Queen’s Road Central

Central, Hong Kong

Telephone: +852-3518-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Wyoming Holding Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO (please see Item 3 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 14, 2014)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* OCI Wyoming Holding Co. is the record owner of 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in OCI Resources LP (the “Issuer”). 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013, upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,820,438 common units outstanding on May 1, 2015.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Chemical Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 14, 2014)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* OCI Chemical Corporation may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by OCI Wyoming Holding Co. 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013,  upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,820,438 common units outstanding on May 1, 2015.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Enterprises Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 14, 2014)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* OCI Enterprises Inc. may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by OCI Wyoming Holding Co. 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013, upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,820,438 common units outstanding on May 1, 2015.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Company Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 14, 2014)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,775,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,775,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,775,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 48.63%**

14	Type of Reporting Person CO

* OCI Company Ltd. may be deemed to beneficially own the 4,775,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer currently held by OCI Wyoming Holding Co. 4,025,500 common units of the Issuer were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering, and an additional 750,000 common units of the Issuer were issued to OCI Wyoming Holding Co. on October 14, 2013, upon the expiration of the underwriters’ 30-day option to purchase additional common units after the underwriters chose not to exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,820,438 common units outstanding on May 1, 2015.

This Amendment No. 3 to Schedule 13D (this “Amendment No.3”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on September 27, 2013 (as amended from time to time, the “Schedule 13D”). This Amendment No. 3 relates to common units representing limited partner interests of OCI Resources LP, a Delaware limited partnership (the “Issuer”). This Amendment No. 3 amends and supplements the Schedule 13D. Only those items hereby reported in this Amendment No. 3 are amended and all other items of the Schedule 13D remain unchanged.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 20, 2015, OCI Enterprises Inc. (“Enterprises”) issued a press release (the “Press Release”) stating that Enterprises had entered into a Share and Asset Purchase Agreement with Park Holding A.S. (“Buyer”), a subsidiary of Ciner Group of Istanbul, Turkey, wherein Enterprises agreed to sell, and Buyer agreed to buy, its approximately 73% limited partner interest in the Issuer, as well as 100% of the Issuer’s general partner, which owns a 2.0% general partner interest in the Issuer and 100% of the Issuer’s incentive distribution rights (the “Transaction”). Upon closing of the Transaction, Buyer will own and control the Issuer’s general partner, and Enterprises and other Reporting Persons will no longer have any ownership interest in the Issuer or its general partner. The closing of the Transaction is subject to the satisfaction of customary closing conditions and regulatory approvals and is expected to close by the end of third quarter 2015. The summary of the Press Release set forth in this Item 6 is qualified in its entirety by reference to the full text of the Press Release, a copy of which is attached hereto as Exhibit G and is incorporated by reference herein.

On July 21, 2015, OCI Company Ltd. issued a press release on the Transaction, a copy of which press release is attached hereto as Exhibit H and is incorporated by reference herein.

Item 7.                                                         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

EXHIBIT G	Press Release of OCI Enterprises Inc., issued July 20, 2015.
EXHIBIT H	Press Release of OCI Company Ltd., issued July 21, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: July 31, 2015

OCI COMPANY LTD.

By:	/s/ Su Mi Lee
	Name:	Su Mi Lee
	Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: July 31, 2015

OCI ENTERPRISES INC.

By:	/s/ Charles (Choungho) Kim
	Name:	Charles (Choungho) Kim
	Title:	Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: July 31, 2015

OCI CHEMICAL CORPORATION

By:	/s/ Kirk H. Milling
	Name:	Kirk H. Milling
	Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: July 31, 2015

OCI WYOMING HOLDING CO.

By:	/s/ Kirk H. Milling
	Name:	Kirk H. Milling
	Title:	President and Chief Executive Officer